Mail Stop 0303

June 7, 2005

VIA FACSIMILE  (713)  229-1522

J. David Kirkland, Jr.
Baker Botts L.P.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

Re:  	Global SantaFe Corporation Schedule TO-I, 005-59997,
	Filed May 25, 2005
	Global Marine Inc. Schedule TO-I, 005-15659, filed May 26, 2005 Both filings made by Global SantaFe Corporation and Global Marine Inc.

Dear Mr. Kirkland:

	We have reviewed the above referenced filings and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Right of Withdrawal, page 7

1. Here and in the corresponding summary section, disclose that tendering debenture holders also have withdrawal rights after the expiration of forty business days from the date this exchange offer commenced, if the tendered debentures have not yet been accepted for payment. See Rule 13e-4(f)(2)(ii).

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

               					Very truly yours,


     							Celeste M. Murphy
     							Special Counsel
     							Office of Mergers and
							Acquisitions